February 27, 2009

FILED VIA EDGAR

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:	Registration Statement on Form N-14 for Neuberger Berman Equity Funds
-Neuberger Berman Century Fund
-Class A, Class C, Investor Class and Institutional Class
-1933 Act File No. 333-157197
-1940 Act File No. 811-00582

Dear Mr. Long:

     This letter responds to your comment, provided in your telephone conversation with Franklin Na of this office on February 17, 2009, regarding the registration statement on Form N-14 (“N-14”) related to the reorganization of Neuberger Berman Large Cap Disciplined Growth Fund (“Acquired Fund”) into Neuberger Berman Century Fund (“Acquiring Fund,” and together with the Acquired Fund, the “Funds”) (“Reorganization”), each a series of Neuberger Berman Equity Funds. The N-14 was filed with the Securities and Exchange Commission on February 11, 2009.

      Comment: Please describe why the Acquiring Fund should be the accounting survivor in the Reorganization.

      Response: The Trust believes the Acquiring Fund should be the accounting survivor in the Reorganization for the following reasons:

     Paragraph 8.33 of the AICPA Audit and Accounting Guide (“Audit Guide”) states a general presumption that the legal survivor would be the accounting survivor in a fund reorganization. It provides five factors to consider in determining whether this presumption should be overcome. The Trust and its independent registered public accounting firm do not believe that the facts surrounding each of these factors provide any basis to overcome this presumption. Indeed, to the extent they lean in any direction, they appear to support the Trust’s conclusion that the legal survivor should be the accounting survivor.

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
February 27, 2009

     The Audit Guide states, in relevant part:

In certain instances, it may not be clear which of two funds constitutes the surviving entity for financial reporting purposes. Although the legal survivor would normally be considered the accounting survivor of the merger, continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor:

•	Portfolio management
•	Portfolio composition
•	Investment objectives, policies, and restrictions
•	Expense structures and expense ratios
•	Asset size

     Each of these factors is addressed below.

     (a) Portfolio Management: The investment adviser, sub-adviser and portfolio managers to the Funds are the same.

     (b) Portfolio Composition: At the time the Reorganization was approved by the Funds’ Board of Trustees on December 30, 2008, the Acquired Fund held 62 securities and the Acquiring Fund held 46 securities. The Acquiring Fund held 100% of the securities held by the Acquired Fund; the Acquired Fund held 74% of the securities held by the Acquiring Fund.

     As of January 30, 2009, the Funds’ portfolio composition was identical. Although the percentage of each holding was not identical in each portfolio, the top ten holdings of the Funds as of that date were identical.

     (c) Investment objectives, policies and restrictions: As of the date of the filing of the N-14, the investment objectives, policies and strategies of the Funds were similar in that both Funds invest mainly in the common stocks of large-cap growth companies and seek long-term growth of capital. The Acquiring Fund also has a secondary investment objective of seeking dividend income.

     Approximately a week prior to the Reorganization, the investment objectives, policies and strategies of the Acquiring Fund will be made substantially identical to those of the Acquired

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
February 27, 2009

Fund. However, as noted above, even prior to this change, the investment objectives, policies and strategies of each Fund were already similar.

     For the one year ended December 31, 2008, the Acquiring Fund’s total return was -34.93% for its Investor Class shares, and the Acquired Fund’s total return was -34.22% for its Class A shares.1 (As an aside, it should be noted that the Acquiring Fund had slightly poorer performance during the past year. Thus, this is not a case of a fund with poor performance being swallowed by a fund with good performance in order to bury the former fund’s record.) Both Funds are classified by Morningstar in the Large Cap Growth category and both use the Russell 1000 Growth Index as their benchmark.

     (d) Expense structures and expense ratios: Each class of the Acquired Fund has an expense structure identical to the corresponding class of the Acquiring Fund. For investment management services, each Fund pays Neuberger Berman Management LLC (“NB Management”) a fee at the annual rate of 0.550% of the first $250 million of that Fund’s average daily net assets, 0.525% of the next $250 million, 0.500% of the next $250 million, 0.475% of the next $250 million, 0.450% of the next $500 million, 0.425% of the next $2.5 billion, and 0.400% of average daily net assets in excess of $4 billion. Each respective class of each Fund also pays NB Management the same fee for administration services. The Rule 12b-1 fees for Class A and Class C of each Fund are the same.

     Each class of the Acquiring Fund has or will have a contractual expense cap that is more favorable than each comparable class of the Acquired Fund, and the Acquiring Fund’s expense caps will survive the merger.

•

Class A of the Acquired Fund has a contractual expense cap that limits total annual operating expenses of that class to 1.20% of average net assets until August 31, 2012. In contrast, Class A of the Acquiring Fund has a contractual expense cap that limits total annual operating expenses of that class to 1.11% of average net assets until August 31, 2013.  Investor Class of the Acquiring Fund will have a contractual expense cap that limits total annual operating expenses of that class to 1.11% of average net assets until August 31, 2015 upon consummation of the reorganization.[2]  (The Acquired Fund does not have an Investor Class.)

•

Class C of the Acquired Fund has a contractual expense cap that limits total annual operating expenses of that class to 1.95% of average net assets until August 31, 2012. In contrast, Class C of the Acquiring Fund has a

____________________

1 The Acquired Fund began operations on December 20, 2007, so no comparisons can be made for earlier periods.

2 Investor Class of the Acquiring Fund currently has a contractual expense cap that limits total annual operating expenses of that class to 1.50% of average net assets until August 31, 2019. However, the expense cap will change upon consummation of the reorganization.

Mr. Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
February 27, 2009

contractual expense cap that limits total annual operating expenses of that class to 1.86% of average net assets until August 31, 2013.

•	Institutional Class of the Acquired Fund and the Acquiring Fund both have a contractual expense cap that limits total annual operating expenses of that class to 0.75% of average net assets. However, the contractual expense arrangement for Institutional Class of the Acquiring Fund runs until August 31, 2013 while the contractual expense arrangement for Institutional Class of the Acquired Fund runs until August 31, 2012.

     (e) Asset size: Both Funds are relatively small in terms of asset size. At the time the Reorganization was approved by the Funds’ Board of Trustees on December 30, 2008, the Acquired Fund had $8.5 million and the Acquiring Fund had $30.1 million in total net assets. As of January 30, 2009, the Acquired Fund had $35.5 million and the Acquiring Fund had $7.9 million in total net assets. Although the Acquired Fund is larger, the relatively small difference in absolute size between the Funds, and the change between December 30 and January 30, suggests that this is a rather fickle factor that could be different by the time the merger closes and ought not to be accorded much significance.

     As stated above, the Audit Guide presumes that the legal survivor would normally be considered the accounting survivor in a fund merger, unless continuity and dominance in one or more of the areas discussed above required a determination to the contrary. The Acquired Fund shows no clear dominance in any of the above areas. Indeed, the facts surrounding the class structure and the fee caps would appear to favor the Acquiring Fund. Accordingly, the Trust believes there is an insufficient basis for overcoming the presumption in the Audit Guide, and the accounting survivor should be the same as the legal survivor. Tait, Weller and Baker LLP, the independent registered public accounting firm for both Funds, was consulted and agrees with the above analysis.

*     *     *     *     *

     If you have any further comments or questions regarding this filing, please contact me at (202) 778-9305 or Franklin Na at (202) 778-9473. Thank you for your attention to this matter.

Sincerely, /s/ Lori L. Schneider Lori L. Schneider